
January 26, 2026

Micah Kaplan
Co-Chief Executive Officer
Fortress Value Acquisition Corp. V
1345 Avenue of the Americas, 46th Floor
New York, New York 10105

> **Re: Fortress Value Acquisition Corp. V**
> **Draft Registration Statement on Form S-1**
> **Submitted December 23, 2025**
> **CIK No. 0001850733**

Dear Micah Kaplan:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Link at 202-551-3356 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael Stein